UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2018
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 8, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2019 Second Quarter Results

•	Quarterly revenue increased 18.7% to $295.6 million

•	Quarterly IPG Net Earnings decreased $8.5 million to $6.6 million

•	Quarterly IPG Adjusted Net Earnings (1) decreased $1.2 million to $14.6 million

•	Quarterly adjusted EBITDA (1) increased 27.6% to $44.2 million (2)

•	Increased annualized dividend 5.4% to $0.59 per common share

MONTREAL, QUEBEC and SARASOTA, FLORIDA - August 8, 2019 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today released results for its second quarter ended June 30, 2019. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, refer to the Company's management's discussion and analysis ("MD&A") and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and six months ended June 30, 2019 ("Financial Statements").

“Our world class, low-cost asset base continues to perform well at the plant level. We generated strong adjusted EBITDA growth and an improved margin profile in the second quarter. These improvements were driven primarily by the performance of the plants, as well as effective management of the spread between raw materials and selling prices and our ongoing integration initiatives at Polyair and Maiweave,” said Greg Yull, President and CEO. “We are seeing growth in the areas of the business where we deployed capital, including films and carton sealing tapes. As we move into the second half of 2019, our priorities remain consistent, 1) track our ecommerce customers as they grow, 2) baseload and optimize our greenfield investments that were part of our capital deployment strategy, and 3) complete the successful integration of our recent acquisitions, which includes both revenue and cost synergies. We expect to see improved cash flow generation as we move into the seasonally stronger second half of the year. Our first priority for that cash remains debt repayment.”

Second Quarter 2019 Highlights (as compared to second quarter 2018):

•
Revenue increased 18.7% to $295.6 million primarily due to the Polyair(3), Maiweave(4), and Airtrax(5) acquisitions and an increase in volume/mix in product categories mainly related to our recent investments.

•
Gross margin was unchanged from 21.9% primarily because the increase in spread between selling prices and combined raw material and freight costs was offset by the dilutive impact of the Polyair, Airtrax and Maiweave acquisitions.

•
Selling, general and administrative expenses ("SG&A") increased $8.8 million to $36.4 million primarily due to additional SG&A from the Polyair and Maiweave acquisitions, and an increase in share-based compensation driven primarily by an increase in the fair value of cash-settled awards.

•
Net earnings attributable to the Company shareholders ("IPG Net Earnings") decreased $8.5 million to $6.6 million ($0.11 basic and diluted earnings per share) primarily due to (i) an increase in SG&A, (ii) an increase in manufacturing facility closures, restructuring and other related charges, (iii) an increase in finance costs mainly driven by an increase in interest expense and (iv) an increase in income tax expense mainly driven by a Proposed Tax Assessment(6). These unfavourable impacts were partially offset by an increase in gross profit.

•
Adjusted net earnings decreased $1.2 million to $14.6 million ($0.25 basic and diluted adjusted earnings per share)(1) primarily due to an increase in finance costs and income tax expense, partially offset by organic growth in gross profit.

•
Adjusted EBITDA increased 27.6% to $44.2 million primarily due to (i) adjusted EBITDA contributed by the Polyair and Maiweave acquisitions, (ii) organic growth in gross profit, and (iii) the favourable impact of operating lease payments totalling $1.8 million that were capitalized in the second quarter of 2019 in accordance with new lease accounting guidance implemented on January 1, 2019.

•
Cash flows from operating activities increased $4.2 million to $31.9 million primarily due to an increase in gross profit, partially offset by an increase in income taxes paid mainly as a result of the non-recurrence of a US tax refund received in 2018.

•	Free cash flows(1) increased by $9.1 million to $20.5 million primarily due to a decrease in capital expenditures and increase in cash flows from operating activities.

(1)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

(2)
This includes the favourable impact of operating lease payments totalling $1.8 million that were capitalized in the second quarter of 2019 in accordance with new lease accounting guidance implemented on January 1, 2019.

(3)	"Polyair Acquisition" refers to the acquisition by the Company of 100% of the outstanding equity value in Polyair Inter Pack, Inc. ("Polyair") on August 3, 2018.

(4)	"Maiweave Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Maiweave LLC ("Maiweave") on December 17, 2018.

(5)
"Airtrax Acquisition" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited (doing business as "Airtrax") on May 11, 2018.

(6)
"Proposed Tax Assessment" refers to a proposed state income tax assessment and the related interest expense recognized in the second quarter of 2019 totalling $2.3 million resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006. Excluding the Proposed Tax Assessment, the effective tax rate would have been 28.7%.

Other Highlights:
Amendment to Credit Facility
On July 18, 2019, the Company and its syndicated lending group, led by Bank of America, N.A., amended the Company's five-year $600.0 million credit facility agreement, dated June 14, 2018, to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as debt (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00).

Normal Course Issuer Bid ("NCIB")

The Company renewed its NCIB under which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices over a twelve-month period starting on July 23, 2019. As of August 7, 2019, no shares have been repurchased under the NCIB.

Dividend Declaration

On August 7, 2019, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 5.4% from $0.56 to $0.59 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook. Accordingly, on August 7, 2019, the Company declared a quarterly cash dividend of $0.1475 per common share payable on September 30, 2019 to shareholders of record at the close of business on September 16, 2019. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

Outlook

The Company's expectations for the fiscal year remain unchanged from those set out in the Company's MD&A as of and for the year ended December 31, 2018, except for an additional exclusion related to the Proposed Tax Assessment, and are as follows:

•
Revenue in 2019 is expected to be between $1,180 and $1,220 million, excluding the impact of any merger and acquisitions activity that takes place in 2019, and any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•
Adjusted EBITDA for 2019 is expected to be between $164 and $174 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality. This estimate includes the expected impact of new accounting guidance for leases whereby operating lease rent expense will be classified as amortization of the right-of-use asset and interest expense on the related lease obligation, both of which are items excluded from the non-GAAP measure adjusted EBITDA, estimated to be between $6 and $7 million for the year ended December 31, 2019. For the year ended December 31, 2018, rent expense included in adjusted EBITDA was $4.6 million related to operating leases that will be accounted for as right-of-use assets as of January 1, 2019.

•	Total capital expenditures for 2019 are expected to be between $45 and $55 million.

•
Excluding the potential impact of changes in the mix of earnings between jurisdictions and the Proposed Tax Assessment, the Company expects a 25% to 30% effective tax rate for 2019 and cash taxes paid in 2019 to be two thirds of the income tax expense in 2019, due to the elimination of certain tax benefits as a result of the Tax Cuts and Jobs Act related to intercompany debt.

Conference Call

A conference call to discuss the Company's 2019 second quarter results will be held Thursday, August 8, 2019, at 10 A.M. Eastern Time.

Participants may join by telephone or computer as follows:

Telephone: Please dial 877-291-4570 (USA & Canada) and 647-788-4919 (International). PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE ACCOMPANYING PRESENTATION:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 6465778. The recording will be available from August 8, 2019 at 1:00 P.M. until September 8, 2019 at 11:59 P.M. Eastern Time.

Computer: PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE WEBCAST:

https://event.on24.com/wcc/r/2053132-1/6D64AC58B112848460506B45595A34A6

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,500 employees with operations in 30 locations, including 22 manufacturing facilities in North America, three in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s priorities for the second half of 2019; the Company's expected improved cash flow generation; the Company's priority to use that cash flow generation for debt repayment; and the Company's full year 2019 outlook, including revenue, adjusted EBITDA, capital expenditures, effective tax rate and income tax expenses, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of selling price increases; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's 2018 Credit Facility; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2018 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section or under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended June 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Revenue	295,609	249,072	573,432	486,301
Cost of sales	230,915	194,625	450,942	381,400
Gross profit	64,694	54,447	122,490	104,901
Selling, general and administrative expenses	36,433	27,653	69,116	56,776
Research expenses	3,023	3,233	6,192	6,454
	39,456	30,886	75,308	63,230
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	25,238	23,561	47,182	41,671
Manufacturing facility closures, restructuring and other related charges (recoveries)	3,875	(407)	4,179	(300)
Operating profit	21,363	23,968	43,003	41,971
Finance costs
Interest	8,565	3,945	16,258	6,407
Other expense, net	798	1,328	143	2,453
	9,363	5,273	16,401	8,860
Earnings before income tax expense (benefit)	12,000	18,695	26,602	33,111
Income tax expense (benefit)
Current	5,977	765	7,152	1,753
Deferred	(439)	2,901	2,457	5,033
	5,538	3,666	9,609	6,786
Net earnings	6,462	15,029	16,993	26,325
Net earnings (loss) attributable to:
Company shareholders	6,566	15,097	17,056	26,458
Non-controlling interests	(104)	(68)	(63)	(133)
	6,462	15,029	16,993	26,325
Earnings per share attributable to Company shareholders
Basic	0.11	0.26	0.29	0.45
Diluted	0.11	0.26	0.29	0.45

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	6,462	15,029	16,993	26,325
Adjustments to net earnings
Depreciation and amortization	14,872	9,992	29,541	20,051
Income tax expense	5,538	3,666	9,609	6,786
Interest expense	8,565	3,945	16,258	6,407
Non-cash charges (recoveries) in connection with manufacturing facility closures, restructuring and other related charges	2,257	(1)	2,009	(2)
Share-based compensation expense (benefit)	3,022	(714)	1,586	(304)
Loss (gain) on foreign exchange	558	921	(642)	1,690
Pension and other post-retirement expense related to defined benefit plans	525	700	1,041	1,426
Other adjustments for non-cash items	178	256	588	920
Income taxes (paid) received, net	(3,486)	385	(3,973)	363
Contributions to defined benefit plans	(447)	(1,004)	(747)	(1,516)
Cash flows from operating activities before changes in working capital items	38,044	33,175	72,263	62,146
Changes in working capital items
Trade receivables	(9,866)	(1,025)	(14,490)	(5,836)
Inventories	4,379	(1,432)	(10,479)	(24,762)
Other current assets	5,840	(1,604)	8,273	(1,686)
Accounts payable and accrued liabilities and share-based compensation liabilities, current	(6,480)	(676)	(41,691)	(21,471)
Provisions	(36)	(743)	(494)	(825)
	(6,163)	(5,480)	(58,881)	(54,580)
Cash flows from operating activities	31,881	27,695	13,382	7,566
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(11,394)	(16,352)	(29,244)	(34,748)
Other investing activities	743	(199)	147	(355)
Cash flows from investing activities	(10,651)	(16,551)	(29,097)	(35,103)
FINANCING ACTIVITIES
Proceeds from borrowings	39,970	372,392	114,769	473,715
Repayment of borrowings	(40,910)	(360,712)	(74,325)	(415,949)
Payments of debt issue costs	—	(2,618)	—	(2,618)
Interest paid	(13,282)	(2,179)	(17,259)	(4,529)
Proceeds from exercise of stock options	1,904	93	2,063	163
Dividends paid	(8,352)	(8,140)	(16,541)	(16,473)
Other financing activities	88	—	(154)	1
Cash flows from financing activities	(20,582)	(1,164)	8,553	34,310
Net increase (decrease) in cash	648	9,980	(7,162)	6,773
Effect of foreign exchange differences on cash	1,067	(1,127)	1,107	(1,935)
Cash, beginning of period	10,881	5,078	18,651	9,093
Cash, end of period	12,596	13,931	12,596	13,931

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	June 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	12,596	18,651
Trade receivables	143,720	129,285
Inventories	200,659	190,675
Other current assets	18,228	24,395
	375,203	363,006
Property, plant and equipment	424,782	377,076
Goodwill	108,560	107,714
Intangible assets	119,601	122,389
Deferred tax assets	27,056	25,069
Other assets	8,081	9,586
Total assets	1,063,283	1,004,840
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	118,062	154,838
Share-based compensation liabilities, current	7,229	5,066
Provisions, current	1,999	2,262
Borrowings, current	21,775	14,389
	149,065	176,555
Borrowings, non-current	562,318	485,596
Pension, post-retirement and other long-term employee benefits	15,281	14,898
Share-based compensation liabilities, non-current	3,357	4,125
Non-controlling interest put options	10,648	10,499
Deferred tax liabilities	45,361	42,321
Provisions, non-current	4,013	4,194
Other liabilities	8,046	5,224
	798,089	743,412
EQUITY
Capital stock	352,971	350,267
Contributed surplus	17,022	17,074
Deficit	(95,264)	(95,814)
Accumulated other comprehensive loss	(21,126)	(21,680)
Total equity attributable to Company shareholders	253,603	249,847
Non-controlling interests	11,591	11,581
Total equity	265,194	261,428
Total liabilities and equity	1,063,283	1,004,840

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of US dollars, except per share amounts and share numbers)
(Unaudited)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$	$	$	$
IPG Net Earnings	6.6	15.1	17.1	26.5
Manufacturing facility closures, restructuring and other related charges (recoveries)	3.9	(0.4)	4.2	(0.3)
M&A Costs	0.9	1.7	4.0	3.2
Share-based compensation expense (benefit)	3.0	(0.7)	1.6	(0.3)
Impairment of long-lived assets and other assets	0.1	—	0.1	0.0
(Gain) Loss on disposal of property, plant and equipment	(0.0)	0.1	0.1	0.2
Other item: special income tax events(1)	2.3	—	2.3	—
Income tax effect of these items	(2.2)	0.1	(2.5)	(0.3)
Adjusted net earnings	14.6	15.8	26.8	29.0

IPG Net Earnings per share
Basic	0.11	0.26	0.29	0.45
Diluted	0.11	0.26	0.29	0.45

Adjusted earnings per share
Basic	0.25	0.27	0.46	0.49
Diluted	0.25	0.27	0.46	0.49

Weighted average number of common shares outstanding
Basic	58,760,473	58,811,586	58,706,718	58,806,485
Diluted	58,955,643	59,103,899	58,902,830	59,123,977
(1) Represents the Proposed Tax Assessment.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$	$	$	$
Net earnings	6.5	15.0	17.0	26.3
Interest and other finance costs	9.4	5.3	16.4	8.9
Income tax expense	5.5	3.7	9.6	6.8
Depreciation and amortization	14.9	10.0	29.5	20.1
EBITDA	36.2	34.0	72.5	62.0
Manufacturing facility closures, restructuring and other related charges (recoveries)	3.9	(0.4)	4.2	(0.3)
M&A Costs	0.9	1.7	4.0	3.2
Share-based compensation expense (benefit)	3.0	(0.7)	1.6	(0.3)
Impairment of long-lived assets and other assets	0.1	—	0.1	0.0
(Gain) Loss on disposal of property, plant and equipment	(0.0)	0.1	0.1	0.2
Adjusted EBITDA	44.2	34.6	82.5	64.8

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences normal business seasonality that typically results in cash flows from operating activities and free cash flows that are proportionately higher in the second, third and fourth quarters of the year relative to the first quarter in line with required working capital investments.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$	$	$	$
Cash flows from operating activities	31.9	27.7	13.4	7.6
Less purchases of property, plant and equipment	(11.4)	(16.4)	(29.2)	(34.7)
Free cash flows	20.5	11.3	(15.9)	(27.2)